Room 4561

	October 14, 2005

Mr. Michael Levine
President
Vital Products, Inc.
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

Re:	Vital Products, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
September 23, 2005
	File No. 333-127915

Dear Mr. Levine:

      We are in receipt of your amended registration statement filed
September 23, 2005. We, however, have deferred review of your filing pending resolution of the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

1. We noted financial statements of the childcare division of On the
Go Healthcare are for the year ended and as of July 31, 2004. Pursuant to Item 310(g) of Regulation S-B, your registration statement should include audited financial statements for the most recent fiscal year. Please amend your registration statement to include the appropriate financial statements and revise your disclosure as necessary.

2. We read your disclosure regarding your acquisition of the childcare division of On the Go Healthcare. Please tell us how you have accounted for this transaction and provide a detailed narrative discussion supporting your accounting treatment. In your discussion, among other things, you should identify the significant terms of the transaction, as well as the significant shareholders of Vital Products, Inc., and the extent of their control, immediately before and after the acquisition. We may have further comments.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Blaise Rhodes at (202) 551-3774, or Hugh
West
at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477 or me at (202) 551-3730 with any other
questions.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Amy Trombly, Esq.
	1163 Walnut Street, Suite 7
	Newton, Massachusetts 02461
	Telephone: (617) 243-0060
	Facsimile:  (309) 406-1426